Exhibit (a)(5)(d)

PJR HHD-CV-08-4039414 S	:	SUPERIOR COURT
:

CRAIG GINMAN, on Behalf of Himself and All	:
Others Similarly Situated,	:	JUDICIAL DISTRICT
OF

	:	HARTFORD

Plaintiff,	:
:
v.	:	AT HARTFORD
:

JOEL R. MESZNIK, ALBERT A. ANGRISANI,	:
BURTON J. MANNING, LISE J. BUYER,	:
CHARLES W. STRYKER, JOSEPH A. RIPP,	:
MICROSOFT CORPORATION, CRISP	:
ACQUISITION CORP. and GREENFIELD	:	September 15, 2008
ONLINE, INC.	:
:

Defendants.	:

PLAINTIFF’S APPLICATION FOR A TEMPORARY INJUNCTION AND

MOTION FOR EXPEDITED PROCEEDINGS

Plaintiff, Craig Ginman, by and through his undersigned counsel, hereby moves for the entry of an Order granting expedited discovery and scheduling a hearing for Plaintiff on September 22, 2008 to be heard on a motion for preliminary injunctive relief to enjoin Crisp Acquisition Corp. (“Crisp”) or its affiliates from purchasing any shares pursuant to a tender offer (the “Tender Offer”) made by Crisp, a wholly owned subsidiary of Microsoft Corporation (“Microsoft”), to purchase all of the outstanding stock of Greenfield online, Inc. (“Greenfield”) for $17.50 per share, pursuant to the Agreement and Plan of Merger by and among Microsoft, Crisp Acquisition and Greenfield dated as of August 29, 2008 (the “Merger Agreement”). As explained herein, Greenfield public stockholders do not

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have a voluntary fully informed choice whether to approve the sale of Greenfield or seek appraisal. The purchase of shares by Crisp pursuant to the Tender Offer will trigger Crisp’s extraordinary contractual right under the so-called “Top-Up Option” to purchase additional Greenfield shares to effect a short form merger without further action or consent of the public stockholders. The grounds for the motion are as follows:

A.	Background

1. Plaintiff is a shareholder of the Company and has been a shareholder continuously since prior to the Merger Agreement. The Merger Agreement contemplates, among other things, an acquisition of the Company by Microsoft via a Tender Offer by Crisp for all Greenfield shares at $17.50 per share conditioned on obtaining a majority of the outstanding shares, an extraordinary so-called “Top-Up Option” giving Microsoft or Crisp the right to buy additional newly-issued Greenfield shares at $17.50 to give Microsoft 90% ownership, and thereby be able to effectuate a short-form merger at $17.50 per share by virtue of the tendered shares plus the additional new shares (the “Transaction”).

2. The Merger Agreement was publicly announced on August 29, 2008. The Tender Offer commenced on September 11, 2008 and is scheduled to close, unless extended, at midnight on October 8, 2008. The Greenfield Board has unanimously recommended that Greenfield stockholders tender their shares as

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stated in the Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on September 11, 2008.1

1. Plaintiff filed this action on August 22, 2008 challenging the proposed transaction between the Company and Quadrangle Group LLC (“Quadrangle”) pursuant to a merger agreement which contemplated approval for the transaction by Greenfield’s common shareholders pursuant to a shareholder vote. On August 29, 2008, Greenfield announced that it had entered into the Merger Agreement with Microsoft and that immediately prior to entry into the Merger Agreement with Microsoft it had terminated its previously announced merger agreement with Quadrangle following the expiration of the matching rights granted to Quadrangle under their agreement. In connection with the termination of the merger agreement with Quadrangle, Greenfield was required to pay Quadrangle a $5 million termination fee.

4. On September 15, 2008, plaintiff filed his Verified Amended Class Action Complaint (the “Amended Complaint” or “AC”) challenging the Merger Agreement (attached hereto as Exhibit D). The Amended Complaint alleges that the Greenfield Directors have breached and are breaching their fiduciary duties in the sale of Greenfield. Plaintiff alleges that Merger Agreement and transactions

[1]

A copy of the Schedule TO filed by Microsoft on September 11, 2008 is attached hereto on Exhibit A. A copy of the Schedule 14D-9, is attached hereto as Exhibit B. A copy of the Merger Agreement is attached hereto as Exhibit C.

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contemplated thereby, including the Tender Offer, the extraordinary Top-Up Option and are unfairly and inequitably coercive to the public stockholders and that the Greenfield public stockholders are not provided with a fully informed voluntary choice whether to approve the sale of Greenfield or seek appraisal. (AC ¶¶ 2, 17, 62, 73). The Amended Complaint asserts claims against Microsoft and Crisp for aiding and abetting the breaches. (AC ¶ 80).

5. The Merger Agreement contemplates a sale of Greenfield to Microsoft. The duties of the Greenfield directors thus require the directors seek the best value reasonably available to the stockholders. Paramount Communications Inc. v. QVC Network, Inc., 637 A.2d 34, 47-48 (Del. 1993). Plaintiff alleges that the Board did not meet its duties to maximize value and that the Merger Agreement and transactions contemplated thereby practically foreclose value maximization and leave the stockholders without a voluntary fully informed choice whether to tender.

6. The Top-Up Option effectively constitute an unreasonable lock up inhibiting value maximization. See Paramount, 634 A.2d at 48-50.

7. The Merger Agreement further conveys to Microsoft an extraordinary contractual right to avoid the stockholder voting requirement of 8 Del. C. §251 and the equitable fairness standard applicable to controlling stockholder transactions to eliminate the minority under Delaware law. Section 1.6 of the Merger Agreement irrevocably grants Crisp a so-called “Top-Up Option” to purchase the number of authorized and unissued Company shares equal to one share more than 90 percent

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of all outstanding Company shares upon at least a majority of the Greenfield shareholders having tendered their shares in the Tender Offer. In other words, if Crisp acquires a majority of the currently outstanding shares in the Tender Offer, the Top-Up Option irrevocably grants Crisp the right to purchase enough new Greenfield shares from the Company to bring Crisp’s ownership above the 90% threshold for a short form merger under 8 Del. C. §253. Further, Microsoft or Greenfield, at its option, is entitled to pay for the new shares with either $17.50 per share cash or the aggregate par value of the new shares (par is $.01 per share) and a 3% promissory note for the balance. The Top-Up Option thus provides a contractual right to Microsoft to attain the status of a 90% stockholder so long as at least a majority of the outstanding shares tender, and thereby avoid voting requirement of Section 251 and the fairness standard on controlling stockholders in transactions with the minority. Plaintiff asserts that the Top-Up Option constitutes an improper and inequitable abdication and abuse of director authority, discretion and duties and inequitable subversion of stockholder rights. See Schnell v. Chris-Craft Industries, Inc., 285 A.2d 437, 439 (Del. 1971).

8. In addition, the Merger Agreement does not include an effective fiduciary out. See Omnicare, Inc. v NCS Healthcare, Inc., 818 A.2d 914, 939 (Del. 2003) (must have effective fiduciary out). The Merger Agreement practically forecloses the Board’s ability to investigate and pursue alternatives to the Microsoft acquisition including a sale of all or part of Greenfield to higher bidders. The

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Board cannot engage in discussions with other potentially interested bidders except in response to an unsolicited proposal that is or may be reasonably likely to lead to an acquisition of at least 50% of the outstanding shares, or all or substantially all of the assets, on more favorable financial terms taking into account all factors including termination fees and upon the Company’s making an adverse recommendation regarding the Tender Offer and termination of the Merger Agreement which requires, among other things, payment of a $17 million Termination Amount. The Termination Amount is approximately 3.5% of the Company’s equity value. The Board cannot, however, take such action to consider alternatives after Microsoft has purchased any Company shares in the Tender Offer.

9. Under the circumstances the Greenfield public stockholders are thus faced with the Tender Offer and no voluntary fully informed choice whether to tender or seek appraisal. The Schedule 14D-9 provides no analysis of the economic impact of Microsoft joining with ZM Capital Management LLC (“ZM Capital”) in bidding for Greenfield. The value of the joint bid and the economic impact on Greenfield are important to Greenfield stockholders considering whether to tender or seek appraisal. See Cede & Co. v. Technicolor Inc., 684 A.2d 289, 298-99 (Del. 1996) (value added after merger agreement part of going concern value of company).

10. The Schedule 14D-9 does not define the value standard applied by Deutsche Bank in its opinion that the offer price is “fair from a financial point of

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view.” This information is important not only to understand the Deutsche Bank opinion, but also to assess the opinion’s relevance to the sale value of the Company versus the pro rata value of the Company as a going concern under 8 Del. C. § 262.

11. Moreover, the Schedule 14D-9 refers to a Deutsche Bank engagement letter dated August 29, 2008 and states that pursuant there to Greenfield has agreed to pay Deutsche Bank a “customary fee.” The Schedule 14D-9, however, does not state the engagement terms or quantify the amount or identify the components of “the customary fee.” (AC ¶ 59). This information is important for stockholders to assess Deutsche Bank’s special interest in the Microsoft acquisition, particularly as compared to other strategic alternatives available to Greenfield. See e.g., Orstman v. Green, 2007 Del. Ch. LEXIS 29, at *4-6 (Del. Ch. Feb. 28, 2007) (granting expedited discovery and preliminary injunction hearing on disclosure claims relating to company’s failure to disclose fees paid to financial advisers and financial advisers previous relationships with members of the buyer group) (attached here to as Exhibit E).

12. The Tender Offer commenced on September 11, 2008 and is scheduled to close on October 8, 2008. Therefore, Plaintiff must undertake and complete discovery regarding the Boards approval of the Merger Agreement provisions in connection with his application for preliminary injunctive relief, and briefing, argument and decision thereon must take place in a relatively short span of time.

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B.	Argument

13. Granting a motion for expedition “is quite conventional” where, as here, control of a business enterprise is at issue, for the very reason that such control “may itself be fully resolved before the time of taking depositions under Rule 30 may have arrived.” Am. Stores Co. v. Lucky Stores Inc., 1988 WL 909330, at *2 (Del. Ch. Apr. 13, 1988). The standard applied by this Court is whether plaintiff has articulated a sufficiently colorable claim and a sufficient possibility of threatened irreparable injury to justify the costs of expedited proceedings. Giammargo v. Snapple Beverage Corp., Civ. A. No. 13845, 1994 WL 672698, at *2 (Del. Ch. Nov. 15, 1994). Plaintiff’s application meets this standard.

1.	Colorable Claims

14. Plaintiff’s Motion and Complaint state colorable claims that the Merger Agreement unreasonably restricts the Board and subverts stockholder rights. In a sale of the Company, Directors have the burden under the heightened scrutiny standard to establish they acted reasonably to discharge their fiduciary duties to seek the best value reasonably available to the stockholder. Paramount, 637 A.2d 34; In re Toys ‘R’ Us Shareholder Litigation, 877 A.2d 975, 1000 (Del. Ch. 2005). Moreover, wrongful coercion may exist where the board or some other party takes actions which have the effect of causing the stockholders to vote in favor of the proposed transaction for some reason other than the merits of that

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transaction. See, e.g., Eisenberg v. Chicago Milwaukee Corp., 537 A.2d 1051, 1061 (Del. Ch. 1987) (holding corporation’s self tender to be impermissibly coercive); AC Acquisitions Corp. v. Anderson, Clayton & Co, 519 A.2d 103, 112-15 (Del Ch. 1986) (same).

15. Here, the Complaint alleges that the Directors’ breached their fiduciary duties to seek the best value reasonably available to the stockholders. The Merger Agreement includes unreasonable provisions that inhibit rather than advance value maximization, joint bid of Microsoft and ZM Capital, the extraordinary Top-Up Option, the no solicitation provisions and the substantial termination fee. (AC ¶¶ 24, 33, 50, 56, 60, 62, 73, 82). This combination of provisions is unfairly coercive and constitutes an unfair and inequitable subversion of stockholders rights and abdication of the Greenfield Directors’ fiduciary duties in the sale of the Company. (AC ¶¶ 1, 2, 17, 73, 82).

16. Further, Directors must “provide stockholders with ‘all material facts within their control that a reasonable stockholder would consider important’ in deciding whether to seek appraisal or accept the merger consideration.” Nagy v. Bistricer, 770 A.2d 43, 59 (Del. Ch. 2000) (quoting Turner v. Bernstein, 776 A.2d 530, 542 (Del. Ch. 2000)). The Complaint alleges material omissions from the Offering Materials including the failure to provide: (1) how the Company or Deutsche Bank define the standard fair “from a financial point of view” contained in Deutsche Bank’s fairness opinion (AC ¶¶ 58, 69), (2) the terms of Deutsche

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Bank’s engagement including the amount of its compensation (AC ¶ 59), (3) the economic impact of the joint bid by Microsoft and ZM Capital on the value of Greenfield, (AC ¶¶ 24, 50), (4) the retention of any of the officers or directors of the Company by ZM Capital and/or having discussions with certain officers/directors of the Company regarding future employment with the surviving company following the Tender Offer or specific discussions regarding future compensation in the event of such employment with Microsoft beyond July 1, 2009 (AC ¶ 64), (5) the fees paid to Fresen Associates in connection with its market check responsibilities (AC ¶ 65), (6) the retention of Paul Weiss in connection with the offer from Microsoft and why the outside counsel that transacted the Quadrangle Agreement did not or could not negotiate the Microsoft Agreement (AC ¶ 66), and (6) the financial projections for the years 2009 - 2018 relied upon by Deutsche Bank in its DCF analysis (AC ¶ 67). See, e.g., In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 200-201 (Del. Ch. 2007) (The Court concluded that the disclosure of more pessimistic projections is not required where the Company did disclose projections, which were relied upon by the Company’s financial advisor and shaped by management input, that were more current and more bullish.)

2.	Threat of Irreparable Harm

17. Irreparable harm is threatened here by the Tender Offer because the public stockholders have no voluntary fully informed choice whether to tender, and the Top-Up Option conveys to Microsoft the right immediately to acquire enough

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new shares from Greenfield to eliminate the non-tendering minority stockholders if a majority of shares tender. First, the oppressive terms of the Merger Agreement unreasonably impair a value maximization process. As then Vice Chancellor Jacobs said in QVC Network, Inc. v. Paramount Communications, Inc., 635 A.2d 1245, 1273 n.50 (Del. Ch. 1993):

Since the opportunity for shareholders to receive a superior control premium would be irrevocably lost if injunctive relief were not granted, that alone would be sufficient to constitute irreparable harm. [citing Revlon].

Similarly, the Supreme Court in Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. Supr. 1990) stated:

Even in light of a valid threat, management actions that are coercive in nature or force upon shareholders a management sponsored proposal, or fail adequately to inform the stockholders of all material information, may be struck down as unreasonable.

18. Second, requesting stockholder action in these coercive circumstances based upon inadequate information threatens irreparable harm. See Morton v. Am. Mktg. Indus. Holdings, No. Civ.A. 14550, 1995 WL 1791090, at *4 (Del. Ch. Oct. 5, 1995); see also ODS Technologies, L.P. v. Marshall, 832 A.2d 1254, 1262 (Del. Ch. 2003) (“The threat of an uniformed stockholder vote constitutes irreparable harm.”). Plaintiff’s Complaint alleges omissions of material information. The alleged omissions here relate to the integrity and reliability of the process as well as to stockholder decisions whether to tender their shares or seek appraisal.

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C.	Order Sought

19. Plaintiff seeks an Order setting a schedule for expedited discovery and a hearing to enable Plaintiff to have a meaningful opportunity to be heard on an application for injunctive relief prior to the vote and appraisal election deadline. Plaintiff seeks the expedited production of documents from Defendants and their advisers (by third party subpoena and commission), as well as depositions of key individuals and entities, and such other discovery as is usual and necessary.

20. Plaintiff seeks the following documents in connection with the expedited discovery sought:

a.	Minutes of all meetings of the board of directors and/or Special Committee of Greenfield at which the Merger or any Proposed Transaction was discussed;

b.	All presentations made to Greenfield concerning the Merger and/or any Proposed Transaction;

c.	All documents provided to any financial advisor by Greenfield, Microsoft and/or Quadrangle in connection with the Merger and/or Proposed Transaction;

d.	All documents provided to Greenfield by financial advisors in connection with the Merger and/or any Proposed Transaction;

e.	All confidentiality agreements Greenfield entered into in connection with the Merger and/or any Proposed Transaction;

f.	All documents concerning fees paid by any of the defendants to either counsel or the Company’s financial advisor involved in the Merger during the past five years;

g.	All agreements and/or drafts thereto in connection with the Merger; and

h.	All documents concerning, regarding, evidencing or memorializing any compensation, consulting or contracting agreement between any director of Greenfield

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with the Company, Quadrangle, Microsoft, ZM Capital or their respective affiliates.

21. Plaintiff respectfully requests that the Court enter an Order directing expedited proceedings, including expedited production of documents from Defendants, their financial advisers and other key knowledgeable persons which Plaintiff may identify, depositions of Defendants, their advisers and other key knowledgeable persons and briefing and a hearing to enable Plaintiff to be heard in advance of the close of the Tender Offer.

22. Plaintiff requests the issue of injunction without bond. Because this is a class action, it would be inequitable for the named plaintiff to post bond for all Class Members.

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WHEREFORE, plaintiff respectfully requests that the Court enter the Order to Show Cause submitted herewith and schedule a hearing on the motion expediting proceedings and the Motion for Preliminary Injunction on September 22, 2008.

Dated: September 15, 2008		THE PLAINTIFF, on behalf of Himself and all others similarly situated

/s/ Nancy A. Kulesa
	By:	Mark P. Kindall Nancy A. Kulesa IZARD NOBEL LLP 20 Church Street, Hartford, CT, 06103 Telephone: 860/493-6292 860/493-6290 (fax) JURIS No. 410725

BULL & LIFSHITZ, LLP 18 East 41st Street New York, New York 10017 Telephone: (212) 213-6222

BRODSKY & SMITH, LLC Two Bala Plaza, Suite 602 Bala Cynwyd, PA 19004 Telephone: (610) 667-6200

Attorneys for Plaintiff

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